UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2020
Commission File Number: 001-38283
InflaRx N.V.
(Translation of registrant's name into English)
Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFLARX N.V.
Update on IFX-1
In June 2020, InflaRx N.V. (the “Company”) completed an end of Phase 2 meeting with the U.S. Food and Drug Administration (the “FDA”) to discuss a Phase 3 development program for the use of IFX-1 in the treatment of hidradenitis suppurativa (“HS”). During the course of the meeting, the FDA agreed to key proposals to support a BLA submission, including aspects of the Phase 3 trial design, IFX-1 dosing, target study population, and the nonclinical and clinical pharmacology packages. As part of the Phase 3 design, the Company proposed using the International Hidradenitis Suppurativa Severity Score (“IHS4”) as the primary efficacy endpoint. While the FDA did not agree that the IHS4 score is fit for purpose as a primary efficacy endpoint tool to support labeling, the FDA recommended that the Company obtain HS patient input to help determine the validity of the IHS4 score. The FDA also indicated a reasonable primary endpoint would be the Hidradenitis Suppurativa Clinical Response Score 50 (“HiSCR”).
The Company is now assessing different strategies for a potential pathway to regulatory approval for IFX-1 in the United States and plans to engage with the FDA on next steps. Additionally, the Company has requested scientific advice from the European Medicines Agency about the European pathway for regulatory approval.
Convening of 2020 Annual General Meeting
On June 30, 2020, the Company convened the annual general meeting of shareholders to be held on July 16, 2020 (the “Annual Meeting”) and made available to its shareholders certain other materials in connection with such meeting.Such materials are attached as Exhibits 99.1 and 99.2 to this Form 6-K and are incorporated by reference herein.
Resignation of Jens Holstein
Jens Holstein has decided to step down from the Board of Directors of the Company effective as of the close of the Annual Meeting for personal reasons unrelated to the Company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
INFLARX N.V.

Date: June 30, 2020	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer

EXHIBIT INDEX
Exhibit No.	Description
99.1	Convening Notice, including Agenda and Explanatory Notes
99.2	Voting Proxy